SapientX, Inc.



ANNUAL REPORT

SapientX Inc.
4600 Smith Grade Road
Santa Cruz, CA 95060
https://www.sapientx.com

This Annual Report is dated December 1, 2021

BUSINESS

SapientX, a Delaware C corporation, was founded by longtime friends, David Colleen, Bruce Wilcox, and Maclen Marvit. We wanted to go beyond the keyword-based chatbots used by voicemail systems to make a voice technology that could interact with users naturally like they were talking to their best friend. Today, we are working with companies that make cars, appliances, smart home devices, and vending machines to voice-enable a new generation of products. Our core product is conversational A.I. (artificial intelligence) software that we license to companies to give a voice and intelligence to their products. We sell directly to these companies as well as selling through channel partners.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $407,875.00
Number of Securities Sold: 815,750
Use of proceeds: product development, patents, sales and marketing
Date: November 05, 2018

Offering exemption relied upon: Regulation CF

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $45,000.00
Number of Securities Sold: 90,000
Use of proceeds: product development, patents, sales and marketing
Date: July 01, 2019
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $822,198.00
Number of Securities Sold: 1,281,000
Use of proceeds: product development, patents, sales and marketing
Date: June 01, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended January 31, 2021 compared to year ended January 31, 2020 Revenue Since the Company is currently pre-revenue, it had $0 in revenue in 2021 and $530 in 2020. The $530 was a reimbursement from a customer for some hardware. Expenses The Company's total operating expenses decreased to $398,443 in 2021 from $465,917 in 2020 due to somewhat reduced sales and marketing activities due to COVID-19. Wages and related expenses, along with professional fees, remained about flat. Operating expenses increased by $30,336. Programming and development costs decreased by $56,484. General and administrative expenses decreased by $22,118. Amortization expenses decreased by $29,722.

Liquidity and Capital Resources

As of September 2021, the Company has capital resources available in the form of a line of credit for $28,092, an available shareholder loan in the amount of $100K, and $55K cash on hand.

Debt

Creditor: Planet 9 Studios
Amount Owed: $134,556.00
Interest Rate: 0.0%
Maturity Date: December 31, 2021
During 2020, the Company converted outstanding shareholder advances of
$176,464 into a promissory note. The loan is non‑interest bearing with a
maturity date of December 31, 2021 and allows the Company to borrow
additional proceeds up to $286,033. At January 31, 2021, shareholder loan
outstanding was $144,816. The note is recorded at the present value of the
future cash flows, utilizing an imputed interest of 8%, which equals $134,556.
The difference between the present value and face value of the note is reflected
as a contra‑liability and is amortized to interest expense over the life of the note.
The establishment of the contra‑liability resulted in recording a gain of $25,175
during the year ended January 31, 2020. For the years ended January 31, 2021 and
2020, the Company recognized interest expense associated with amortization of
imputed interest discount of $11,179 and $3,736, respectively.

Creditor: David Colleen
Amount Owed: $57,831.00
Interest Rate: 0.0%
During 2021 and 2020, cash was advanced to the company by the majority
shareholder, to fund operations. These advances were non‑interest bearing with
no set maturity date. At January 31, 2021, shareholder advances outstanding
were $14,831. In 2021, David advanced another $43,000 to the company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Colleen

Positions and offices currently held with the issuer:

- **Position: CEO & Chairman of the Board**
  Dates of Service: April 6, 2016 - present
  Responsibilities: Oversees company operations. David currently receives an annual salary compensation of $147K for his role as CEO.

Name: Patricia E. Glovsky

Principal Occupation: Managing Partner & Founder

Employer: Polygon Capital, LLC

Dates of Service: January 1, 1998 - present

Hours worked at Principal Occupation: 2

Positions and offices currently held with the issuer:

- **Position: Board Member**
  Dates of Service: June 8, 2020 - present
  Responsibilities: Company guidance. Compensation for this role is $1,000 per month and 100,000 stock options with a 4-year vesting.

Other business experience in the past three years:

- **Employer: Polygon Capital, LLC**
  Title: Managing Partner & Founder
  Dates of Service: January 1, 1998 - present
  Responsibilities: Responsible for activities related to M&A and capital raising.
- **Employer: Eaton Square**
  Title: Principal
  Dates of Service: February 1, 2018 - present
  Responsibilities: Responsibilities related to being a capital advisor.
- **Employer: Polygon Capital Advisors, LLC**
  Title: Managing Partner & Founder
  Dates of Service: January 1, 1998 - present
  Responsibilities: Responsible for activities related to M&A, capital raising and being a FINRA registered broker-dealer.

Name: Robert N. Blair, MIEEE, M.Inst.P (London)

Principal Occupation: Consultant

Employer: Sapien Ventures Ltd, AUSTRALIA

Dates of Service: February 1, 2017 - present

Hours worked at Principal Occupation: 2

Positions and offices currently held with the issuer:

- **Position: Board Member**
  Dates of Service: June 8, 2020 - present
  Responsibilities: Company guidance. Compensation for this role is $1,000 per month and 100,000 stock options with a 4-year vesting.

Other business experience in the past three years:

- **Employer: Sapien Ventures Ltd, AUSTRALIA**
  Title: Consultant
  Dates of Service: February 1, 2017 - present
  Responsibilities: Company guidance
- **Employer: Linqto Inc.**
  Title: Board Member
  Dates of Service: March 1, 2017 - present
  Responsibilities: Company guidance
- **Employer: S-LSI, Inc.**
  Title: Consultant
  Dates of Service: April 1, 2014 - present
  Responsibilities: Company guidance
- **Employer: CoreMobile, Inc.**
  Title: Advisor
  Dates of Service: January 1, 2012 - present
  Responsibilities: Company guidance
- **Employer: RNB International**
  Title: Founder & Owner
  Dates of Service: January 1, 1993 - present
  Responsibilities: Overseeing company operations

Name: Drue Freeman

Principal Occupation: Board Director & Investor

Employer: Sand Hill Angels

Dates of Service: August 1, 2016 - present

Hours worked at Principal Occupation: 2

Positions and offices currently held with the issuer:

- **Position: Board Member**
  Dates of Service: June 8, 2020 - present
  Responsibilities: Company Guidance. Compensation for this role is $1,000 per month and 100,000 stock options with a 4-year vesting.

Other business experience in the past three years:

- **Employer: Silicon Catalyst**
  Title: Advisor

Dates of Service: November 1, 2016 - present
Responsibilities: Company guidance
- **Employer: Sand Hill Angels**
Title: Board Director & Investor
Dates of Service: August 1, 2016 - present
Responsibilities: Company guidance
- **Employer: Independent**
Title: Consultant, Advisor, & Investor
Dates of Service: November 1, 2015 - present
Responsibilities: Company guidance
- **Employer: BWG Strategy LLC**
Title: Participant
Dates of Service: November 1, 2015 - present
Responsibilities: Networking
- **Employer: Association for Corporate Growth Silicon Valley**
Title: CEO
Dates of Service: March 1, 2018 - April 1, 2020
Responsibilities: Overseeing company operations

Name: Ghulam Nasir Kahn

Positions and offices currently held with the issuer:

- **Position: CTO**
Dates of Service: July 1, 2020 - present
Responsibilities: Engineering management. Ghulam works 40 hours per week for SapientX. He currently receives salary compensation of $60/hr and is vesting 100,000 stock options on a 4-year schedule.

Other business experience in the past three years:

- **Employer: Senior Engineer**
Title: Luxoft
Dates of Service: October 1, 2018 - present
Responsibilities: Development of applications, managing a team, making sure all the deadlines are met.
- **Employer: Pixpremium GmbH**
Title: Software Engineer
Dates of Service: October 1, 2015 - August 1, 2018
Responsibilities: Development and maintenance of applications.
- **Employer: Innovative Minds**
Title: Founder & CTO
Dates of Service: June 1, 2011 - March 1, 2015

Responsibilities: Making sure the development team has everything they need, deciding on the technologies, communicating with customers.

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed-3 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed-3 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering stock in the amount of up to $4.2 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series Seed-3 Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.
Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SapientX Inc. was formed on April 6, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SapientX has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SapientX is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in

the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other
highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day
operations. As the Company grows, it will need to attract and hire additional
employees in sales, marketing, design, development, operations, finance, legal,
human resources and other areas. Depending on the economic environment and the
Company's performance, we may not be able to locate or attract qualified individuals
for such positions when we need them. We may also make hiring mistakes, which can
be costly in terms of resources spent in recruiting, hiring and investing in the
incorrect individual and in the time delay in locating the right employee fit. If we are
unable to attract, hire and retain the right talent or make too many hiring mistakes, it
is likely our business will suffer from not having the right employees in the right
positions at the right time. This would likely adversely impact the value of your
investment.

Our ability to sell our product or service is dependent on outside government
regulation which can be subject to change at any time
Our ability to sell product is dependent on the laws and regulations. The laws and
regulations concerning the selling of product may be subject to change and if they do
then the selling of product may no longer be in the best interest of the Company. At
such point the Company may no longer want to sell product and therefore your
investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,
including manufacturing, shipping, accounting, legal work, public relations,
advertising, retailing, and distribution. It is possible that some of these third parties
will fail to perform their services or will perform them in an unacceptable manner. It is
possible that we will experience delays, defects, errors, or other problems with their
work that will materially impact our operations and we may have little or no recourse
to recover damages for these losses. A disruption in these key or other suppliers'
operations could materially and adversely affect our business. As a result, your
investment could be adversely impacted by our reliance on third parties and their
performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the
data of our investors and the issuer companies that utilize our platform. Further, any
significant disruption in service on SapientX or in its computer systems could reduce
the attractiveness of the platform and result in a loss of investors and companies
interested in using our platform. Further, we rely on a third-party technology provider

to provide some of our back-up technology. Any disruptions of services or cyberattacks either on our technology provider or on SapientX could harm our reputation and materially negatively impact our financial condition and business.

We have limited operating history, which makes an evaluation of our business based on past operating results difficult.
The Company has a limited operating history from which investors may evaluate the likelihood of successful performance of the Company. An investor in the Company must consider the risks and difficulties frequently encountered by companies in the early stages of development, especially companies in a rapidly changing market like the consumer and technology services markets. These risks and difficulties include our ability to: • Respond effectively to the offerings of competitors; • Increase awareness and market penetration of our brand and the services we offer; • Maintain our existing, and develop new, strategic partners and relationships; • Continue to develop and upgrade our services; and • Attract, retain and motivate qualified personnel. We cannot assure you that our business strategy will be successful, or that we will successfully address these risks or difficulties. If we fail to adequately address any of these risks or difficulties, our financial conditions and opportunities for growth will suffer.

The Company is dependent on its key personnel and its ability to hire or retain additional personnel.
The Company relies heavily on the expertise, experience, and continued services of its management team. The loss of their services could adversely affect the Company's ability to achieve its business plan. The Company's future success will depend on its ability to retain these key persons and its ability to attract and retain additional skilled personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. There is no assurance that the Company will be able to attract, train or retain qualified personnel in the future and the loss of personnel could have a material adverse effect on the Company.

We are dependent upon the proceeds of this Offering or alternative forms of financing to implement our business plan.
As an early stage business, we are dependent upon this Offering and other outside financing in order to implement our business plan and complete development and commercial implementation of our software and services. If we do not raise sufficient capital pursuant to this Offering and other outside financing, we may have to delay or modify our business plan. There can be no assurance that any such delay or modification would not have a material adverse effect on us. In addition to this Offering, we may pursue alternative methods of raising funding, including, without limitation, funding from venture capital firms and select private investors and vendors who are partnering with us in the development of our marketplace, as well as subordinated debt from lenders and private individuals and senior bank debt. We will pursue the most advantageous source(s) of funding for the Company and its

shareholders at the most attractive terms. As of the date of this Memorandum, we have no commitments for any interim or permanent financing, including any credit facility, and no assurance that any such financing will become available or, if available, at an interest rate or other terms that will be favorable to the Company. If available, such financing may result in the imposition of restrictions on the Company's future borrowings and operating policies and dilute the ownership of investors and management. If less than the Maximum Amount is sold in this Offering, and we are unable to obtain alternative sources of financing in the future as described above, our operations could be constrained. You will have little or no control over the actions and business decisions of the Company.

Your shares may be diluted without your approval.
The Company is managed by its Board of Directors and Officers in accordance with the terms of the Company's Certificate of Incorporation and Bylaws. Consequently, you will have no ability to affect management decisions of the Company, except as expressly required otherwise by applicable law. Following the closing of this Offering, and assuming the sale of the Maximum Amount, the Company's executive officers may own a majority of the Company's issued and outstanding shares. These shareholders, if they acted together, could exert significant influence over all matters requiring shareholder approval, including the election of Directors and the approval of mergers or other business combinations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of your shares. These actions could be taken even if they are opposed by other investors, including you.

The Company may alter the use of proceeds in this Offering without notice to you or your approval.
The Use of Proceeds described in the Offering Memorandum reflects the Company's anticipated use of the proceeds of this Offering. However, there is no obligation on the Company's part to use the proceeds for those purposes, and the Company will have significant discretion in applying the net proceeds of this Offering. The Company's failure to apply the proceeds of this Offering effectively could have a material adverse effect on the Company.

The Company expects to incur significant operating losses.
The Company expects to incur significant operating losses in the near future until the Company's products achieve some measure of market acceptance and the Company's revenues exceed its expenses. The Company's business does not have an established record of profitability and the Company may never be profitable. In addition, the Company expects its operating expenses to increase over time as the Company expands its operations. If the Company's future revenues do not offset these expected expenses, the Company will not be profitable. Furthermore, if the Company's opera
The Company's product development and sales cycle are unpredictable.
The length of the Company's product development and sales cycles may be greater

than originally expected. The Company may experience delays in future product development and sales. These delays could have a material adverse effect on the amount and timing of future revenues. Because the Company's sales cycle could be a lengthy process, the accurate prediction of future revenues from new customers is difficult. Furthermore, there can be no assurance that the product development schedule for the Company's products will not be changed or delayed. In addition, the Company's future success may also depend in part on its ability to sell additional features to its customers. This may require increasingly sophisticated and costly sales efforts. If these efforts are not successful, the Company's business may suffer. All of these factors make it difficult to predict future revenue.

The Company may suffer from alleged infringement of proprietary rights.
If there are new entrants into the Company's market that directly compete with us, the possibility of an intellectual property claim against the Company grows. The Company's applications and technologies may not be able to withstand any thirdparty claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention from executing the Company's business plan. An adverse determination could also prevent the Company from offering its products and services to others.

The rapid pace of technological change may adversely affect the Company.
The industry in which the Company operates is subject to rapid technological change. The introduction of new technologies, including the delay in the adoption of these technologies, as well as new alternatives for the delivery of products and services will continue to have a profound effect on competitive conditions in the Company's target markets. The Company may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis. Because of the rapid technological changes of the Company's industry, the Company's products, services, and enhancement offerings may have a shorter life than anticipated. Revenue from such products may decline faster than anticipated, and if the Company's new products, services and enhancements are not accepted by the Company's customers or the target markets as anticipated, if at all, the Company's business and operating results may be materially and adversely affected.

Rapid Marketplace Changes.
To succeed in the future, we must continue to respond promptly and effectively to market changes and potential competitors' innovations. There can be no assurance that our current or potential competitors will not develop products comparable or superior to ours in terms of price and performance features. In addition, no assurance can be given that we will not be required to make substantial additional investments in connection with our research, development, marketing, sales and customer service efforts in order to meet a competitive threat, or that we will be able to compete

successfully in the future.

The Company may not be able to properly manage growth.
The Company may experience a period of rapid growth in its headcount and operations, which may place a significant strain on the Company's management, administrative, operational and financial infrastructure. The Company's success will depend, in part, upon the ability of the Company's senior management to manage this growth effectively. To do so, the Company must continue to hire, train and manage new employees as needed. If the Company's new hires perform poorly, if the Company is unsuccessful in hiring, training, managing and integrating these new employees, or if the Company is not successful in retaining existing employees, the Company's business may be harmed. To manage the expected growth of the Company's operations and personnel, the Company will need to continue to improve its operational, financial and management controls, reporting systems and procedures. The additional headcount and capital investments will increase its cost base, which will make it more difficult for the Company to offset any future revenue shortfalls by offsetting expense reductions in the short term. If the Company fails to successfully manage its growth, the Company will be unable to execute its business plan and its results will suffer. The Company's sales and profitability may be affected by changes in economic, business or industry conditions. If the economic climate in the United States or abroad deteriorates, potential customers could reduce or delay their expenditures. Reduced or delayed expenditures could limit the Company's sales and profitability. In this environment, the Company's potential customers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the purchase of the Company's products and professional services. This may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in downward price pressures, causing the Company's revenues and profitability to be lower than expected. In addition, general economic uncertainty makes it difficult to predict changes in the purchasing requirements of the Company's

Unproven Market Acceptance.
Although the Company believes there is a need for the products and services proposed to be offered by the Company, its management is unable to guarantee (i) the level of market acceptance those products and services will achieve and (ii) the number of customers willing to pay for the Company's products and services.

General Risk of Insolvency.
Each purchaser bears the risk that the financial situation of the Company could deteriorate. There will be no security or guarantee to any purchaser in the Offering. An investment in the Company is speculative.
Purchasers of the securities offered hereby may not realize a return on their investment and could lose their investment. Purchasers should carefully review this Memorandum and consult with their attorneys, tax advisors, and/or business advisors

prior to purchasing the securities offered hereby.

Absence of Regulatory Oversight.
The securities offered hereby have not been approved or disapproved by the SEC, any state securities commission or other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Memorandum. The securities offered hereby have not been registered under the Securities Act, or the securities laws of any state and are being offered and sold in reliance on exemptions from the registration requirements of those laws.

No Minimum Capitalization.
No minimum level of capital is required to be maintained by the Company. As a result of losses or withdrawals, the Company may not have sufficient capital to continue its operations and achieve the results projected in its business plan.

Loss of Entire Investment.
The purchase of securities of the Company is a highly speculative investment, subject to substantial uncertainties. The financial position of any investor should be such that a complete loss of the investment in the securities will not represent a material loss to such investor.

COVID-19.
The Company may be affected by the impact of the current pandemic in obvious and not yet obvious ways. It's impossible to predict the duration and the degree of impacts from COVID-19 and related issues.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership	Percent of class

			acquirable	
Common Stock	Planet 9 Studios, Inc. (100% owned by David Colleen)	7,050,000 shares		57.85%

RELATED PARTY TRANSACTIONS

None.

OUR SECURITIES

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,427,389 of Series Seed-3 Preferred Stock.

Common Stock

The amount of security authorized is 19,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,838,916 shares to be issued pursant to stock options issued.

The total amount outstanding includes 161,084 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 815,750 with a total of 815,750 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 [of the Restated Certificate of Incorporation] immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividend Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 [of the Restated Certificate of Incorporation].

Series Seed-1 Preferred Stock

The amount of security authorized is 90,000 with a total of 90,000 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 [of the Restated Certificate of Incorporation] immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividend Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 [of the Restated Certificate of Incorporation].

Series Seed-2 Preferred Stock

The amount of security authorized is 1,280,998 with a total of 183,833 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 [of the Restated Certificate of Incorporation] immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividend Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 [of the Restated Certificate of Incorporation].

Series Seed-3 Preferred Stock

The amount of security authorized is 6,427,387 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-3 Preferred Stock.

Material Rights

There are no material rights associated with Series Seed-3 Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 1, 2021

SapientX, Inc.

By   /s/ *David Colleen*

       Name: David Colleen

       Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, David Colleen, Principal Executive Officer of SapientX, Inc., hereby certify that the financial statements of SapientX, Inc. included in this Report are true and complete in all material respects.

____/s *David Colleen*

Principal Executive Officer